Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                               December 12, 2013


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1120
                   European High Dividend Portfolio, Series 1
                       File Nos. 333-192100 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding amendment no. 1 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1120, filed on December 10, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the European High Dividend Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. This section states that the Trust will invest at least 80% of the value of its assets in common stocks of European countries. Since the Trust's name includes the term "high dividend," please revise this policy to provide that the Trust will invest at least 80% of the value of its assets in dividend-paying common stocks of European countries. See Rule 35d-1(a)(2)(i) under the Investment Company Act.

     Response: As discussed with the staff of the Commission, the Trust will revise its disclosure to state: "dividend-paying common stocks of European countries."

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren